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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CYBERONICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23251P10A

(CUSIP Number)

F. Robert Merrill III
ADVANCED NEUROMODULATION SYSTEMS, INC.
6901 Preston Road
Plano, Texas 75024
(979) 309-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23251P10A			Page 2 of 7

1.	Name of Reporting Person: Advanced Neuromodulation Systems, Inc.		I.R.S. Identification Nos. of above persons (entities only): 75-1646002

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,153,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,153,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,153,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.2%

14.	Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Cyberonics, Inc., a Delaware corporation (“Cyberonics”). The principal executive office of Cyberonics is 100 Cyberonics Blvd., Houston, Texas 77058.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Advanced Neuromodulation Systems, Inc., a Texas corporation (“ANS”), which designs, develops, manufactures and markets implantable systems used to manage chronic intractable pain and other disorders of the central nervous system. The address of ANS’ principal business and executive offices is 6901 Preston Road, Plano, Texas 75024.

During the last five years, ANS has not been convicted in a criminal proceeding. During the last five years, ANS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in ANS being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following information pertains to the directors and executive officers of ANS:

(a), (c) The directors and executive officers of ANS are:

(1)	Hugh M. Morrison, Chairman of the Board and Director. The principal occupation of Mr. Morrison is as president and chief executive officer of Clean Acquisition, Inc. and Pilgrim Cleaners, Inc., an owner and franchisee of dry cleaning operations in Houston and San Antonio, Texas, with a principal office located at 6723 Stella Link, Houston, Texas 77005.

(2)	Robert C. Eberhart, Ph.D., Director. The principal occupation of Mr. Eberhart is as a Professor of Surgery at the University of Texas Southwestern Medical Center in Dallas, Texas.

(3)	Michael J. Torma, M.D., Director. The principal occupation of Mr. Torma is as a principal and chief executive officer of Torma Executive Consult, LLC, a consulting firm providing high-tech wound care and hyperbaric solutions, with a principal office located at 7013 Sand Beach, Shreveport, Louisiana 71105.

(4)	Richard D. Nikolaev, Director. The principal occupation of Mr. Nikolaev is as president and chief executive officer of NIKOR Enterprises, Inc., a medical industry consulting and investment firm, with a principal office located at 11835 No. 83rd Place, Scottsdale, Arizona 85620.

(5)	Joseph E. Laptewicz, Director. The principal occupation of Mr. Laptewicz is as chairman of the board of Empi, Inc., a manufacturer and provider of non-invasive medical products for physical rehabilitation, with a principal office located at 599 Cardigan Road, St. Paul, Minnesota 55126-4099.

(6)	J. Philip McCormick, Director. The principal occupation of Mr. McCormick is as an independent investor and corporate advisor, with a principal office located at 3639 Durness Way, Houston, Texas 77025.

(7)	Christopher G. Chavez, President, Chief Executive Officer and Director. The principal occupation of Mr. Chavez is as an executive officer and director of ANS.

(8)	F. Robert Merrill III, Executive Vice President — Finance, Chief Financial Officer and Treasurer. The principal occupation of Mr. Merrill is as an executive officer of ANS.

(9)	Scott F. Drees, Executive Vice President — Sales and Marketing. The principal occupation of Mr. Drees is as an executive officer of ANS.

(10)	Kenneth G. Hawari, General Counsel, Executive Vice President — Corporate Development and Secretary. The principal occupation of Mr. Hawari is as an executive officer of ANS.

(11)	James P. Calhoun, Vice President — Human Resources. The principal occupation of Mr. Calhoun is as an executive officer of ANS.

(12)	John H. Erickson, Vice President — Research and Development. The principal occupation of Mr. Erickson is as an executive officer of ANS.

(13)	Stuart B. Johnson, Vice President — Manufacturing. The principal occupation of Mr. Johnson is as an executive officer of ANS.

(b)	The business address of each of ANS’ executive officers and directors is c/o Advanced Neuromodulation Systems, Inc., 6901 Preston Road, Plano, Texas 75024.

(d)(e)	During the last five years, no executive officer or director of ANS has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of ANS’ executive officers and directors is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

ANS acquired 3,500,000 shares of the Common Stock in open market transactions on August 12 and August 13, 2004 for an aggregate purchase price of approximately $49.68 million using working capital funds on hand. Effective February 4, 2005, ANS contributed all 3.5 million shares of the Common Stock to its wholly-owned subsidiary, SPAC Acquisition Corp., a Delaware corporation. In open market transactions, ANS, through its wholly-owned subsidiary, SPAC Acquisition Corp., sold an aggregate of 347,000 shares of the Common Stock it held on February 14, 2005 for aggregate sale proceeds of approximately $14,095,210.

James P. Calhoun acquired 2,000 shares of the Common Stock in an open market transaction on August 12, 2004 for an aggregate purchase price of approximately $27,000 using personal funds. Mr. Calhoun sold 2,000 shares of the Common Stock on February 3, 2005 in an open market transaction for aggregate sale proceeds of approximately $76,000.

Richard D. Nikolaev previously owned 2,000 shares of the Common Stock and acquired an additional 2,000 shares of the Common Stock in an open market transaction on August 12, 2004 for an aggregate purchase price of approximately $27,380 using personal funds. On February 3, 2005, Mr. Nikolaev sold 3,000 shares of the Common Stock in an open market transaction for aggregate sale proceeds of approximately $117,000, and on February 11, 2005, Mr. Nikolaev sold his remaining 1,000 shares of the Common Stock in open market transactions for aggregate sale proceeds of approximately $44,333.

ITEM 4. PURPOSE OF TRANSACTION

On August 12 and 13, 2004, ANS acquired an aggregate of 3,500,000 shares of the Common Stock because it believed that the purchase was an attractive investment. In addition, ANS believed that ownership of the shares could facilitate a business combination between ANS and Cyberonics. Effective February 4, 2005, ANS contributed all 3.5 million shares of the Common Stock to its wholly-owned subsidiary, SPAC Acquisition Corp., a Delaware corporation.

On August 19, 2004, Christopher G. Chavez, the President and Chief Executive Officer of ANS, contacted Robert P. (“Skip”) Cummins, the Chairman, President and Chief Executive Officer of Cyberonics, by telephone to invite Cyberonics to discuss, in general, the opportunities presented by a possible business combination of ANS and Cyberonics. Although Mr. Cummins indicated some initial interest in engaging in that discussion, on August 20, 2004, in a press release made by Cyberonics, Mr. Cummins stated, among other things, that “Cyberonics is not interested in any combination or merger and remains focused on growing its epilepsy business and gaining clarity and certainty in a revised depression regulatory timeline.” Mr. Cummins also communicated the same point in a telephone call to Mr. Chavez on the morning of August 20, 2004.

On September 14, 2004, Mr. Chavez attempted to reach Mr. Cummins by telephone, but was unable to do so. Late in the afternoon of September 14, 2004, Mr. Chavez faxed a letter to Mr. Cummins in which Mr. Chavez stated, among other things, that based on Cyberonics’ publicly available information, ANS was prepared to offer Cyberonics shareholders $22.00 per share payable in a combination of cash and stock. This proposal represented a premium of 47% to Cyberonics’ closing price on the day before the public announcement of ANS’ ownership interest in Cyberonics, and a premium of 29% to Cyberonics’ closing price of $17.05 on September 13, 2004. The letter also noted that ANS was not making a formal offer or merger proposal at that time (which would have required access to certain nonpublic information), but a proposal to enter into merger discussions with Cyberonics. The complete text of the letter was previously filed as an exhibit hereto.

Through various subsequent press releases, conference calls and other public statements, Cyberonics stated that its board of directors had rejected ANS’ proposal to discuss a business combination. Cyberonics also stated that it intended to “gain clarity and certainty in a revised depression regulatory plan and timetable,” with respect to its efforts to persuade the FDA to reverse its decision in a “non-approvable letter” that denied Cyberonics the ability to market and sell its vagal nerve stimulation device to treat chronic depression.

On September 30, Mr. Chavez delivered a letter to Mr. Cummins stating that, “Given the amount of time that could transpire before Cyberonics attains the clarity and certainty it seeks, the Board’s decision not to discuss a combination, and our judgment that it does not make good business sense to try to force the issue, we have decided to withdraw our proposal to discuss a merger in which ANS would have been prepared to offer $22.00 per share payable in a combination of cash and stock. At this time, we will manage our investment in Cyberonics as a shareholder.” The complete text of the letter was previously filed as an exhibit hereto.

On February 2, 2005, Cyberonics issued a press release announcing that the FDA deemed Cyberonics’ Vagal Nerve Stimulation Device approvable as a long-term adjunctive treatment for patients over the age of 18 with chronic or recurrent treatment-resistant depression in a major depressive episode that has not responded to at least four adequate antidepressant treatments. The FDA’s final approval remains conditional on final labeling, final protocols, Cyberonics’ satisfactory compliance with Quality System Regulations and satisfactory resolution of any outstanding bioresearch monitoring issues.

ANS continues to believe that a business combination of ANS and Cyberonics, the only two publicly-held “pure play” neuromodulation companies, could create significant synergies in technology development, manufacturing, sales and marketing, regulatory, administrative and other areas. However, the increase in Cyberonics’ stock price following the FDA’s decision, coupled with Cyberonics’ board of director’s prior decision not to discuss a combination, prompted ANS, through its wholly-owned subsidiary, SPAC Acquisition Corp., to sell 347,000 shares of the Common Stock on February 14, 2005. Depending on the Common Stock’s performance going forward, ANS may elect to sell additional shares of the Common Stock or hold the Common Stock for investment.

ANS intends to review its investment in Cyberonics from time to time on the basis of various factors, including Cyberonics’ business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Cyberonics’ stock in particular and other developments. Based upon such review, ANS will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time, which may include (i) disposing of some or all of the remaining shares of the Common Stock currently owned by ANS, or subsequently acquired by ANS, either in open market transactions or in privately negotiated transactions, (ii) indefinitely holding its remaining investment in the Common Stock, or (iii) acquiring additional shares of the Common Stock, subject to legal or contractual obligations, in open market transactions, in privately negotiated transactions, or by tender offer.

If a business combination of ANS and Cyberonics were effected, such combination could involve or result in, among other things: (a) the acquisition by ANS of additional securities of Cyberonics, or the disposition of securities of Cyberonics; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cyberonics or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Cyberonics or any of its subsidiaries; (d) changes in the present board of directors or management of Cyberonics, including changes in the number of term of directors or fill any vacancies on the board of directors; (e) a material change in the present capitalization or dividend policy of Cyberonics; (f) other material changes in Cyberonics’ business or corporate structure; (g) changes in Cyberonics’ certificate of incorporation or bylaws or other actions that may impede the acquisition of control of Cyberonics by any person; (h) any class of Cyberonics’ securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Cyberonics to become eligible for termination of registration pursuant to

Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, ANS does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. ANS reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

James P. Calhoun acquired and subsequently disposed of all the shares of the Common Stock described in this statement as beneficially owned by him for investment purposes.

Richard D. Nikolaev acquired and subsequently disposed of all the shares of the Common Stock described in this statement as beneficially owned by him for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of February 15, 2005, ANS, through its wholly-owned subsidiary, SPAC Acquisition Corp., beneficially owns 3,153,000 shares of the Common Stock, which represents approximately 13.2% of the 23,891,631 shares of Common Stock issued and outstanding as of November 26, 2004 (as disclosed in Cyberonics’ Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2004). ANS does not have any right to acquire any additional shares of the Common Stock.

(b)	ANS, through its wholly-owned subsidiary, SPAC Acquisition Corp., has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, 3,153,000 shares of the Common Stock.

(c)	Except as set forth below, neither ANS nor any other person listed in Item 2 has engaged in any transactions in the Common Stock during the past sixty days. All of the transactions listed below were effected in open market transactions.

ANS Sales:

Date	Shares	Price/Share
2/14/05	20,000	$43.51
	50,000	$40.97
	15,000	$40.865
	15,000	$40.65
	18,000	$40.50
	10,000	$40.41
	16,000	$40.405
	25,000	$40.51
	25,000	$40.48
	25,000	$40.41
	113,000	$40.16
	15,000	$40.075
TOTAL	347,000

Calhoun Sales:

Date	Shares	Price/Share
2/3/05	2,000	$38.00

Nikolaev Sales:

Date	Shares	Price/Share
2/3/05	3,000	$39.00
2/11/05	700	$44.33
2/11/05	300	$44.34

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of Cyberonics.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Letter, dated September 14, 2004, from Christopher G. Chavez, President and Chief Executive Officer of Advanced Neuromodulation Systems, Inc., to Robert P. (“Skip”) Cummins, Chairman, President and Chief Executive Officer of Cyberonics, Inc. (Filed as Exhibit 99.1 to ANS’ amended statement filed on September 15, 2004, and incorporated herein by reference.)

99.2	Letter, dated September 30, 2004, from Christopher G. Chavez, President and Chief Executive Officer of Advanced Neuromodulation Systems, Inc. to Robert P. (“Skip”) Cummins, Chairman, President and Chief Executive Officer of Cyberonics, Inc. (Filed as Exhibit 99.2 to ANS’ amended statement filed on October 4, 2004, and incorporated herein by reference.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2005	ADVANCED NEUROMODULATION SYSTEMS, INC.
	By:	/s/ F. ROBERT MERRILL III
	Name:	F. Robert Merrill III
	Title:	Executive Vice President, Finance, Chief Financial Officer and Treasurer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).